

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Klaus Moeller
Chief Executive Officer
Pacific Entertainment Corporation
5820 Oberlin Drive
Suite 203
San Diego, CA 92121

>   **Re: Pacific Entertainment Corporation**
>   **Form 10-12G**
>   **Filed May 4, 2011**
>   **File No. 000-54389**

Dear Mr. Moeller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refilling it. Please confirm your understanding.

2. Please advise as to why you filed a Form 10-Q on May 12, 2011.

Forward Looking Statements, page 1

3. Please revise the first sentence of this section and similar disclosure on page 8 to clarify that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to you or advise.

Business, page 1

General, page 1

4. Please include in one of your introductory paragraphs your revenues, assets and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.

Distribution, page 2

5. Please advise as to what you mean by "primary customers" in the second paragraph of this section. In addition, please revise to clarify which products are your "core products."

6. Please provide quantitative information regarding the percentage of your products that you self-distribute and the percentage of your products that are distributed by third-party distributors. In addition, please provide quantitative information to clarify what you mean by "a variety" of third-party distributors.

7. Please provide support for your statement that Motta Internacional is "recognized throughout the industry as a founding pioneer of the duty-free retail marketplace as well as a premier distributor of high quality merchandise." Alternatively, please remove this statement. Additionally, please advise as to when your agreement with Motta Internacaional expired. Finally, please describe the material terms of your relationship with Motta Internacional and, to the extent you are still operating under the expired agreement, please file this agreement as an exhibit to your registration statement or advise.

8. Please revise the last paragraph of this section to discuss the concentration of risk you experience with respect to the distribution of both of your product lines.

Products, page 3

9. Please revise to describe the material terms of your agreement with Jakks Pacific's Tollytots and what you mean by "exclusive categories" and "non-exclusive categories." Please also revise your disclosure to update the status of the development of musical and early learning toys by Tollytots. In addition, please revise to describe the material terms of your agreements with Precious Moments, Inc. and with Dr. Ritblatt, and file these agreements as exhibits to your registration statement or advise.

10. Please revise to remove the words "so successful among children and parents around the world" from the fourth paragraph of this section as this statement is subjective.

11. Please advise as to what is meant by the disclosure in the fifth paragraph of this section that "we have created custom products using the Baby Genius brand for several book and music premiums, including Taco Bell and Gerber."

12. Please revise to clarify what you mean by "launched a line" of classic movies and television programs on page 3. For example, please revise to clarify whether these programs aired on television or sold as DVDs or both. In addition, please revise to clarify what you mean by "classic movies and television programs."

13. We note your disclosure on page 4 that you obtained an initial voting and economic interest of 75% of the outstanding units of the newly formed company in exchange for the contribution of "all intellectual property rights the Company had in the Circle of Education program." Please revise to clarify which intellectual property rights you provided to the company formed in the joint venture described on page 4. In this regard, we note your disclosure regarding intellectual property on page 8.

Marketing, page 4

14. Please revise to remove the words "valuable" ways and "exciting" membership kit from the second sentence in the first paragraph of this section and the word "successfully" marketed from sixth paragraph in this section as these words are subjective.

15. Please revise to clarify what you mean by "launched through Walmart" on page 4. In addition, we note your disclosure that your agreement with Battat Incorporated, a distributor that seems to have sold your products to Walmart, has been terminated and that Battat will stop distributing your toys in late Spring 2011. To the extent that these toys will no longer be sold at Walmart in late Spring 2011, please disclose here. Please also disclose any effects the cancellation of this licensing agreement will have on your revenues and the current status of Battat Incorporated distributing your toys.

16. Please revise the last paragraph on page 4 to provide support for your statement that Comcast "reaches an estimated over 27 million digital households per year" or delete this statement.

17. We note your disclosure in the second to the last paragraph on page 5 that you have successfully marketed your products though promotional and licensing partnerships with YouTube, MySpace, Meadowbook Press, the San Diego Zoo, Gerber, Pixfusion, Loblaws, Battat and Taco Bell. To the extent that you no longer market your products though and have licensing partnerships with the companies listed above, please disclose. To the extent that you still market your products through and have licensing partnerships with the companies listed above, please disclose the material terms of the agreements.

Competition, page 5

18. Please provide support for the last sentence of the second paragraph of this section or delete.

19. Please revise to clarify what you mean by "niche market" and "master toy manufacturer" on page 5. In addition, please remove the word "effectively" reach consumers on page 5 as this word is subjective.

20. Please advise as to how price point and quantity of programs available with each title are your primary competitive advantages.

Customers, page 6

21. Please disclose the names of your major customers. We believe that the identity of your major customers will allow your investors to better assess risks associated with particular customers, as well as material concentrations of revenue related to those customers.

22. Please revise this section to discuss the significant financial risk associated with your dependence on a small number of customers. In this regard, we note your disclosure in the last paragraph on page 14.

Seasonality, page 6

23. Please revise to explain what you mean by "expanding value for families and children" and how this will help to create a more consistent demand for your products or delete.

Research and Development, page 7

24. Please tell us where the new product development cost of $263,750 that you capitalized for the year ended December 31, 2010 is recognized on your balance sheet.

Intellectual Property, page 8

25. Please revise to provide quantitative information to clarify what you mean by your disclosure on page 8 that you license a "good portion" of the songs and song performances included in your products. In addition, please revise to briefly describe the material terms of such licenses.

Financial Information, page 8

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 8

Our Business, page 9

26. Please revise the second sentence in this section to state that it is your belief that your products are entertaining, educational and beneficial to the well-being of infants and young children or advise.

27. Please remove the word "groundbreaking" system in the fifth paragraph of this section as this term is subjective.

28. Please quantify the number of licensing agreements you signed during the fourth quarter of 2009 and 2010. Additionally, provide the basis for your belief that your "licensing revenue will grow significantly during the upcoming years" or delete this statement.

Results of Operations, page 10

29. We note your disclosure in the first paragraph on page 11 regarding patents and copyrights that you hold. To the extent you do hold patents and copyrights, please disclose in your Intellectual Property section on page 8.

30. Please revise to clarify what you mean by "expanding distribution opportunities with other studios through our channels" in the last paragraph on page 11. In addition, please revise to include quantitative information to clarify what you mean by "rapidly."

31. Please revise the third full paragraph on page 12 to state that there is no guarantee you will have continued sales growth.

Liquidity and Capital Resources, page 14

32. We note your disclosure in the third full paragraph of this section. Please revise your disclosure to clarify whether you have any written agreements in place to obtain short-term related party advances. If so, please file any agreements as an exhibit to your registration statement or advise.

Security Ownership of Certain Beneficial Owners and Management, page 16

33. We note your disclosure on page 16 that you sold 5,050,000 shares of common stock in April 2011 but have not yet issued these shares. Please advise.

Directors and Executive Officers, page 18

34. Please provide support to us that Genius Products, Inc. "was one of the fastest growing independent home entertainment distribution companies in the country" in the last paragraph on page 19. Alternatively, please remove this statement.

35. Please revise to briefly discuss the specific experience, qualifications, attributes or skill that led to the conclusion that each of your directors should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 20

Summary Compensation Table, page 21

36. For the option awards reported in your Summary Company, please revise to include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in your Management's Discussion and Analysis section. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. In addition, please revise to disclose a footnote describing the material terms of each grant. Refer to Item 402(o)(4) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 23

37. We note that there is no information provided in this section regarding the disclosure in the first two paragraphs on page 13. Please advise.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 25

38. Please revise to include the information required by Item 201(a)(2) of Regulation S-K or advise.

Description of Registrant's Securities to be Registered, page 28

Capital Stock, page 28

39. Please revise to remove your statement that your articles of incorporation "will be made available to qualified investors upon written request" or advise.

40. Please delete your statement that all outstanding shares of your common stock are fully paid and non-assessable. This is a legal conclusion that you are not qualified to make. Alternatively, attribute this statement to counsel and file counsel's consent to be named in this section.

Signatures, page 30

41. Please revise the signature page to include the name of the registrant.

Exhibit Index, page 31

42. Please revise to include the agreement discussed in the last full paragraph on page 23 or advise.

Comparative Financial Statements, page F-1

Statements of Cash Flows, page F-7

43. Please tell us what your investment in Product Masters represents.

Notes to the Consolidated Financial Statements, page F-8

Note 1: The Company and Significant Accounting Policies, page F-8

Fair Value Measurements, page F-11

44. Please tell us why you have recorded Circle of Education LLC as an equity investment at year end. Since you obtained voting an economic interest of seventy-five percent, it appears consolidation is appropriate.

Other

45. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements for the three months ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile: (760) 438-3026
        Gretchen Cowen, Esq.
        Law Offices of Gretchen Cowen, APC